Exhibit 99.1

Voting Results of 2016 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on October 13, 2016 (the “AGM”), the Company’s shareholders elected each of Daniel Yong Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello to serve as Group II director until the Company’s 2019 annual general meeting, and Eric Jingxian Dong as a Group I director to serve until the Company’s 2018 annual general meeting, or until their successors are duly elected or appointed.  The shareholders also ratified the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2017.

A total of 2,430,173,135 ordinary shares, including those underlying American depositary shares (“ADSs”), representing 97.0% of the ordinary shares issued and outstanding as of August 19, 2016, the record date, were present in person or by proxy at the AGM.  The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Election of Directors
Daniel Yong Zhang (Group II)	2,223,108,276	91.48	205,865,281	8.47	1,199,578	0.05
Chee Hwa Tung (Group II)	2,385,125,102	98.15	44,348,046	1.82	699,987	0.03
Jerry Yang (Group II)	2,383,328,025	98.07	45,094,841	1.86	1,750,269	0.07
Wan Ling Martello (Group II)	2,422,704,943	99.69	6,768,273	0.28	699,919	0.03
Eric Jingxian Dong (Group I)	2,245,693,135	92.41	183,714,706	7.56	765,294	0.03
Ratification of appointment of Pricewaterhouse Coopers as Independent Registered Public Accounting Firm for Fiscal Year 2017	2,426,115,693	99.83	3,494,691	0.14	562,751	0.02

Maggie Wei Wu, as the person designated by the Company, was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 451.7 million ADSs for which no voting instructions were given by the holders, and she exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.